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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                                 450, 5TH STREET
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of April, 2003.


                            THE TORONTO-DOMINION BANK
                           ---------------------------
                 (Translation of registrant's name into English)



                      P.O. Box 1, Toronto Dominion Centre,
                            TORONTO, ONTARIO, M5K 1A2
                           ---------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F ________        Form 40-F    X
                                                       -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes ________                     No     X
                                                       --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


THIS FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 OF THE TORONTO-DOMINION BANK DATED FEBRUARY 21, 2002 AND THE REGISTRATION STATEMENT ON FORM F-10 OF THE TORONTO-DOMINION BANK DATED DECEMBER 16, 2002.


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                                    FORM 6-K

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       THE TORONTO-DOMINION BANK


DATE: April 7, 2003                    By  /s/ Christopher A. Montague
                                          -------------------------------------
                                          Name:  Christopher A. Montague
                                          Title: Executive Vice President,
                                                 General Counsel and Secretary


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                        TD BANK TO ISSUE PREFERRED SHARES

TORONTO, APRIL 7, 2003 - The Toronto-Dominion Bank ("TD") today announced that it has entered into an agreement with a group of underwriters led by TD Securities Inc. for an issue of 8 million Non-cumulative Class A First Preferred Shares, Series N priced at C$25.00 per share to raise gross proceeds of C$200 million. TD intends to file in Canada a prospectus supplement to its December 12, 2002 base shelf prospectus in respect of this issue.

The Series N preferred shares will yield 4.60 per cent annually and are redeemable by TD, subject to regulatory consent, at a declining premium after approximately six years for cash or in exchange for common shares at 95% of the then market price of the common shares.

The expected closing date for this issue is April 30, 2003. TD previously announced its redemption of the US$175MM Non-cumulative Class A First Preferred Shares, Series G (the "Series G shares") on May 1, 2003. Following the closing of this offering and the redemption of the Series G shares, no material change in TD's Tier 1 ratio is expected.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell securities in the United States.


ABOUT TD BANK FINANCIAL GROUP

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: personal and commercial banking including TD Canada Trust; wealth management including the global operations of TD Waterhouse; and a leading wholesale bank, TD Securities, operating in a number of locations in key financial centres around the globe. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$311 billion in assets, as at January 31, 2003. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".


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For further information:  Peter J. Aust, Vice President,  Capital Finance,
(416) 982-8056